UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

POINT BIOPHARMA GLOBAL INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2500

Attn: Peter Kolchinsky

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 26, 2022

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 730541109

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 730541109

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 730541109

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 730541109

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 0 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 730541109

SCHEDULE 13D

Item 1. Security and Issuer

Item 1 of the Statement is hereby amended and restated as follows:

This Amendment No. 4 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2021, as amended by Amendment No. 1 filed on September 14, 2021, Amendment No. 2 filed on August 29, 2022, and Amendment No. 3 filed on September 16, 2022 (the “Statement”) by RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the “Fund”) with respect to the Common Stock of POINT Biopharma Global Inc. (formerly known as Therapeutics Acquisition Corp.), a Delaware Corporation (the “Issuer”), which has its principal executive offices at 4850 West 78th Street Indianapolis, IN. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of RA Capital, the Fund, Peter Kolchinsky, and Rajeev Shah. RA Capital, Dr. Kolchinsky, Mr. Shah, and the Fund are collectively referred to herein as the “Reporting Persons.”

The Fund holds 0 shares, RA Capital Nexus Fund, L.P. (the “Nexus Fund”) holds 0 shares, and 0 shares are held by a separately managed account (the “Account”).

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund, the Account, and the Nexus Fund, and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund, the Account, or the Nexus Fund. The Fund, the Nexus Fund and the Account have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in their respective portfolios, including the shares of the Issuer’s Common Stock reported herein. Because the Fund, the Nexus Fund and the Account have divested themselves of voting and investment power over the reported securities and may not revoke that delegation on less than 61 days’ notice, the Fund, the Nexus Fund, and the Account disclaim beneficial ownership of the reported securities for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

CUSIP No. 730541109

(b)  The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)  The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  See Item 6 of the cover pages.

Item 4. Purpose of Transaction Item 4 of the Statement is hereby amended and supplemented as follows: The information set forth in Item 5 of this Amendment No. 4 is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

(c)  The table set forth in Schedule A lists the Reporting Persons’ transactions with respect to the Issuer’s securities for the past 60 days.

(d)  Not applicable.

(e)  On September 26, 2022 the reporting persons ceased being owners of more than 5% of the issuer's outstanding common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth in Item 5 of this Amendment No. 4 is incorporated by reference into this Item 6.

CUSIP No. 730541109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2022

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

CUSIP No. 730541109

Schedule A

Type	Fund	Trade Date	Quantity	Price
Short Sale	The Nexus Fund	7/28/22	29,162	$7.56
Short Sale	The Fund	7/28/22	87,488	$7.56
Short Sale	The Nexus Fund	7/29/22	6,319	$7.35
Short Sale	The Fund	7/29/22	18,958	$7.35
Short Sale	The Nexus Fund	8/1/22	34	$7.60
Short Sale	The Nexus Fund	8/1/22	11,075	$7.46
Short Sale	The Fund	8/1/22	101	$7.60
Short Sale	The Fund	8/1/22	33,225	$7.46
Short Sale	The Nexus Fund	8/2/22	23,407	$7.51
Short Sale	The Nexus Fund	8/2/22	6,425	$7.35
Short Sale	The Fund	8/2/22	70,220	$7.51
Short Sale	The Fund	8/2/22	19,275	$7.35
Short Sale	The Nexus Fund	8/3/22	21,546	$7.74
Short Sale	The Nexus Fund	8/3/22	1,750	$7.84
Short Sale	The Fund	8/3/22	64,638	$7.74
Short Sale	The Fund	8/3/22	5,250	$7.84
Short Sale	The Nexus Fund	8/4/22	17,782	$7.78
Short Sale	The Fund	8/4/22	53,347	$7.78
Short Sale	The Account	8/9/22	5,342	$8.77
Short Sale	The Account	8/9/22	7,533	$8.89
Short Sale	The Account	8/9/22	946	$8.88
Short Sale	The Account	8/9/22	4,730	$8.86
Short Sale	The Nexus Fund	8/9/22	15,904	$8.77
Short Sale	The Nexus Fund	8/9/22	22,425	$8.89
Short Sale	The Nexus Fund	8/9/22	2,817	$8.88

CUSIP No. 730541109

Short Sale	The Nexus Fund	8/9/22	14,083	$8.86
Short Sale	The Fund	8/9/22	63,454	$8.77
Short Sale	The Fund	8/9/22	89,471	$8.89
Short Sale	The Fund	8/9/22	11,237	$8.88
Short Sale	The Fund	8/9/22	56,187	$8.86
Short Sale	The Account	8/10/22	2,298	$9.10
Short Sale	The Account	8/10/22	17,307	$9.01
Short Sale	The Nexus Fund	8/10/22	6,843	$9.10
Short Sale	The Nexus Fund	8/10/22	51,524	$9.01
Short Sale	The Fund	8/10/22	27,299	$9.10
Short Sale	The Fund	8/10/22	205,569	$9.01
Short Sale	The Account	8/12/22	2,081	$8.76
Short Sale	The Nexus Fund	8/12/22	6,197	$8.76
Short Sale	The Fund	8/12/22	24,722	$8.76
Short Sale	The Account	8/15/22	501	$8.81
Short Sale	The Nexus Fund	8/15/22	1,490	$8.81
Short Sale	The Fund	8/15/22	5,945	$8.81
Short Sale	The Account	8/18/22	1,658	$8.76
Short Sale	The Nexus Fund	8/18/22	4,936	$8.76
Short Sale	The Fund	8/18/22	19,692	$8.76
Short Sale	The Account	8/19/22	1,637	$8.91
Short Sale	The Account	8/19/22	22,075	$8.79
Short Sale	The Nexus Fund	8/19/22	4,873	$8.91
Short Sale	The Nexus Fund	8/19/22	65,720	$8.79
Short Sale	The Fund	8/19/22	19,444	$8.91
Short Sale	The Fund	8/19/22	262,205	$8.79
Short Sale	The Account	8/22/22	2,586	$8.90
Short Sale	The Account	8/22/22	3,153	$8.79

CUSIP No. 730541109

Short Sale	The Account	8/22/22	6,307	$8.87
Short Sale	The Nexus Fund	8/22/22	7,699	$8.90
Short Sale	The Nexus Fund	8/22/22	9,389	$8.79
Short Sale	The Nexus Fund	8/22/22	18,777	$8.87
Short Sale	The Fund	8/22/22	30,715	$8.90
Short Sale	The Fund	8/22/22	37,458	$8.79
Short Sale	The Fund	8/22/22	74,916	$8.87
Short Sale	The Account	8/23/22	1,577	$8.81
Short Sale	The Account	8/23/22	3,153	$8.93
Short Sale	The Account	8/23/22	6,428	$9.13
Short Sale	The Nexus Fund	8/23/22	4,694	$8.81
Short Sale	The Nexus Fund	8/23/22	9,389	$8.93
Short Sale	The Nexus Fund	8/23/22	19,137	$9.13
Short Sale	The Fund	8/23/22	18,729	$8.81
Short Sale	The Fund	8/23/22	37,458	$8.93
Short Sale	The Fund	8/23/22	76,350	$9.13
Short Sale	The Account	8/24/22	13,182	$9.57
Short Sale	The Account	8/24/22	4,730	$9.50
Short Sale	The Nexus Fund	8/24/22	39,244	$9.57
Short Sale	The Nexus Fund	8/24/22	14,083	$9.50
Short Sale	The Fund	8/24/22	156,574	$9.57
Short Sale	The Fund	8/24/22	56,187	$9.50
Short Sale	The Account	8/25/22	3,313	$10.24
Short Sale	The Account	8/25/22	8,313	$9.83
Short Sale	The Nexus Fund	8/25/22	9,863	$10.24
Short Sale	The Nexus Fund	8/25/22	24,748	$9.83
Short Sale	The Fund	8/25/22	39,351	$10.24
Short Sale	The Fund	8/25/22	98,739	$9.83

CUSIP No. 730541109

Short Sale	The Account	8/26/22	3,135	$10.00
Short Sale	The Account	8/26/22	2,710	$10.18
Short Sale	The Nexus Fund	8/26/22	9,332	$10.00
Short Sale	The Nexus Fund	8/26/22	8,068	$10.18
Short Sale	The Fund	8/26/22	37,233	$10.00
Short Sale	The Fund	8/26/22	32,190	$10.18
Short Sale	The Account	8/29/22	4,500	$10.27
Short Sale	The Account	8/29/22	5,180	$10.21
Short Sale	The Nexus Fund	8/29/22	13,398	$10.27
Short Sale	The Nexus Fund	8/29/22	15,423	$10.21
Short Sale	The Fund	8/29/22	53,452	$10.27
Short Sale	The Fund	8/29/22	61,533	$10.21
Short Sale	The Account	8/30/22	10	$10.41
Short Sale	The Nexus Fund	8/30/22	30	$10.41
Short Sale	The Fund	8/30/22	119	$10.41
Short Sale	The Account	8/31/22	627	$9.83
Short Sale	The Account	8/31/22	3,488	$9.70
Short Sale	The Nexus Fund	8/31/22	1,866	$9.83
Short Sale	The Nexus Fund	8/31/22	10,384	$9.70
Short Sale	The Fund	8/31/22	7,446	$9.83
Short Sale	The Fund	8/31/22	41,428	$9.70
Short Sale	The Account	9/1/22	906	$10.00
Short Sale	The Nexus Fund	9/1/22	2,696	$10.00
Short Sale	The Fund	9/1/22	10,756	$10.00
Short Sale	The Account	9/2/22	3,217	$10.11
Short Sale	The Account	9/2/22	2,321	$10.23
Short Sale	The Nexus Fund	9/2/22	9,576	$10.11
Short Sale	The Nexus Fund	9/2/22	6,910	$10.23

CUSIP No. 730541109

Short Sale	The Fund	9/2/22	38,207	$10.11
Short Sale	The Fund	9/2/22	27,569	$10.23
Short Sale	The Account	9/6/22	5,487	$7.53
Short Sale	The Account	9/6/22	43,405	$8.13
Short Sale	The Account	9/6/22	6,911	$7.28
Short Sale	The Nexus Fund	9/6/22	16,336	$7.53
Short Sale	The Nexus Fund	9/6/22	129,224	$8.13
Short Sale	The Nexus Fund	9/6/22	20,576	$7.28
Short Sale	The Fund	9/6/22	65,177	$7.53
Short Sale	The Fund	9/6/22	515,571	$8.13
Short Sale	The Fund	9/6/22	82,094	$7.28
Short Sale	The Account	9/7/22	14,695	$8.20
Short Sale	The Account	9/7/22	6,307	$7.97
Short Sale	The Account	9/7/22	18,486	$7.64
Short Sale	The Nexus Fund	9/7/22	43,751	$8.20
Short Sale	The Nexus Fund	9/7/22	18,777	$7.97
Short Sale	The Nexus Fund	9/7/22	55,036	$7.64
Short Sale	The Fund	9/7/22	174,554	$8.20
Short Sale	The Fund	9/7/22	74,916	$7.97
Short Sale	The Fund	9/7/22	219,580	$7.64
Short Sale	The Account	9/8/22	1,892	$8.50
Short Sale	The Account	9/8/22	3,232	$8.67
Short Sale	The Account	9/8/22	3,828	$8.64
Short Sale	The Nexus Fund	9/8/22	5,633	$8.50
Short Sale	The Nexus Fund	9/8/22	9,622	$8.67
Short Sale	The Nexus Fund	9/8/22	11,398	$8.64
Short Sale	The Fund	9/8/22	22,475	$8.50
Short Sale	The Fund	9/8/22	38,391	$8.67

CUSIP No. 730541109

Short Sale	The Fund	9/8/22	45,474	$8.64
Short Sale	The Account	9/9/22	1,364	$8.66
Short Sale	The Account	9/9/22	4,730	$8.50
Short Sale	The Nexus Fund	9/9/22	4,062	$8.66
Short Sale	The Nexus Fund	9/9/22	14,083	$8.50
Short Sale	The Fund	9/9/22	16,205	$8.66
Short Sale	The Fund	9/9/22	56,187	$8.50
Short Sale	The Account	9/12/22	16,714	$9.82
Short Sale	The Account	9/12/22	22,864	$9.92
Short Sale	The Nexus Fund	9/12/22	49,760	$9.82
Short Sale	The Nexus Fund	9/12/22	68,067	$9.92
Short Sale	The Fund	9/12/22	198,526	$9.82
Short Sale	The Fund	9/12/22	271,569	$9.92
Short Sale	The Account	9/14/22	6,118	$8.84
Short Sale	The Account	9/14/22	14,568	$8.94
Short Sale	The Nexus Fund	9/14/22	18,214	$8.84
Short Sale	The Nexus Fund	9/14/22	43,368	$8.94
Short Sale	The Fund	9/14/22	72,668	$8.84
Short Sale	The Fund	9/14/22	173,026	$8.94
Cover	The Fund	9/26/22	6,748,048	$8.26
Sell	The Fund	9/26/22	6,748,048	$8.26
Cover	The Nexus Fund	9/26/22	1,000,000	$8.26
Sell	The Nexus Fund	9/26/22	1,000,000	$8.26
Cover	The Account	9/26/22	315,545	$8.26
Sell	The Account	9/26/22	315,545	$8.26
Cover	The Nexus Fund	9/26/22	939,425	$8.26
Sell	The Nexus Fund	9/26/22	939,425	$8.26